UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 16)

MTM Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

62474G200

(CUSIP Number)

Aryeh Davis, General Counsel

Pequot Capital Management, Inc.

500 Nyala Farm Road, Westport, CT 06880

(203) 429-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62474G200

1	Names of Reporting Persons. Pequot Capital Management, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 (1)
8 Shared Voting Power 0
9 Sole Dispositive Power 0 (1)
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐(1)(2)
13	Percent of Class Represented by Amount in Row (11) 0% (1)
14	Type of Reporting Person (See Instructions) IA

(1)	See Item 5 below.

This Amendment No. 16 is filed by Pequot Capital Management, Inc., a Connecticut corporation (the “Reporting Person”), and amends and restates Item 5 of the Amendment No. 15 to Schedule 13D filed by the Reporting Person on June 20, 2008 ( together with (i) the Amendment No. 14 to Schedule 13D filed by the Reporting Person on April 21, 2008, (ii) the Amendment No. 13 to Schedule 13D filed by the Reporting Person on March 7, 2008, (iii) the Amendment No. 12 to Schedule 13D filed by the Reporting Person on August 2, 2007, (iv) the Amendment No. 11 to Schedule 13D filed by the Reporting Person on June 7, 2007, (v) the Amendment No. 10 to Schedule 13D filed by the Reporting Person on April 17, 2007, (vi) the Amendment No. 9 to Schedule 13D filed by the Reporting Person on December 22, 2006; (vii) the Amendment No. 8 to Schedule 13D filed by the Reporting Person on December 16, 2005; (viii) the Amendment No. 7 to Schedule 13D filed by the Reporting Person on November 14, 2005; (ix) the Amendment No. 6 to Schedule 13D filed by the Reporting Person on August 23, 2005; (x) the Amendment No. 5 to Schedule 13D filed by the Reporting Person on July 14, 2005; (xi) the Amendment No. 4 to Schedule 13D filed by the Reporting Person on March 25, 2005; (xii) the Amendment No. 3 to Schedule 13D filed by the Reporting Person on December 17, 2004; (xiii) the Amendment No. 2 filed by the Reporting Person on September 23, 2004; (xiv) the Amendment No. 1 filed by the Reporting Person on May 28, 2004; and (xv) the Schedule 13D filed by the Reporting Person on February 9, 2004, the “Schedule 13D,” and together with this Amendment No. 16, the “Statement”).

This Amendment No. 16 relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of MTM Technologies, Inc. (formerly known as Micros-to-Mainframes, Inc.), a New York corporation (the “Issuer”). Capitalized terms used below and not otherwise defined herein shall have the meanings set forth in the Schedule 13D, as previously amended.

Effective August 20, 2008, FirstMark Capital, L.L.C., a Delaware limited liability company (“FirstMark”), became the investment manager of certain funds formerly managed by Pequot. These funds included, among other securities, all of Pequot’s interests in the Issuer as previously reported on Schedule 13D, as amended.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of August 20, 2008, the Reporting Person no longer beneficially owns any shares of Common Stock.

(b) Not applicable.

(c) Except for the information set forth in this Statement, none of the Reporting Persons has effected any transaction relating to the Common Stock during the past 60 days.

(d) Not applicable.

(e) The Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer’s Common Stock on August 20, 2008.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Pequot Capital Management, Inc.

Date: August 21, 2008	By:	/s/ Aryeh Davis
Aryeh Davis
Chief Operating Officer, General Counsel and Secretary

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